UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

XEROX HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

New York	83-3933743
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

401 Merritt 7 Norwalk, Connecticut	06851-1059
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Warrants to Purchase Common Stock, par value $1.00 per share	The Nasdaq Stock Market LLC
(Title of each class to be so registered)	(Name of exchange on which each Class is to be registered)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are warrants (the “Warrants”) to be distributed to holders of shares of common stock, par value $1.00 per share (“Common Stock”), of Xerox Holdings Corporation, a New York corporation (the “Company”), as of the close of business on February 9, 2026 (such date and time, the “Record Date”). Holders (the “Other Eligible Recipients”) of the Company’s 3.75% Convertible Senior Notes due 2030 (the “Convertible Notes”) and Series A Convertible Perpetual Voting Preferred Stock (the “Convertible Preferred Stock”) as of the Record Date will also receive Warrants on the same terms and at the same time as holders of Common Stock, without any requirement to convert such securities. Holders of the Warrants (the “Holders”) may exercise their Warrants for shares of Common Stock as specified under the terms of the warrant agreement to be entered into among the Company and Computershare Inc. and Computershare Trust Company, N.A., collectively as warrant agent (the “Warrant Agreement”), the form of which is included as Exhibit 4.1 hereto. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Warrant Agreement.

The Company will distribute the Warrants on or about February 12, 2026 (the “Issue Date”), to holders of Common Stock and Other Eligible Recipients as of the Record Date.

The Company has applied to list the Warrants to be registered hereby on The Nasdaq Global Select Market under the symbol “XRXDW”.

On the Issue Date, holders of Common Stock will receive one Warrant for every two shares of Common Stock they hold as of the Record Date, subject to downward rounding. The number of Warrants distributed to each Other Eligible Recipient will be based on the number of shares of Common Stock into which such securities would be convertible as of the Record Date, calculated by multiplying (i) the applicable conversion rate in effect on the Record Date (as defined in the indenture governing the Convertible Notes or the applicable governing documents for the Convertible Preferred Stock) by (ii) the aggregate principal amount (expressed in thousands) of Convertible Notes or the applicable liquidation preference of the Convertible Preferred Stock, held by such Other Eligible Recipient as of the Record Date, as applicable. No fractional Warrants will be issued or cash paid in lieu thereof, and any such fractions that would otherwise be required to be issued or distributed will be rounded down to the nearest whole number as set forth in the Warrant Agreement.

Exercise

Each Warrant will entitle the Holders to purchase, at each Holder’s sole and exclusive election, at an exercise price of $8.00 per Warrant (the “Warrant Exercise Price”), one share (the “Warrant Exercise Rate”) of Common Stock payable in cash or by delivery of certain issued and outstanding notes designated by the Company from time to time (the “Designated Notes”). The Warrant Exercise Rate is subject to certain adjustments as set forth in “Anti-Dilution Adjustments” below and the Company’s right to voluntarily increase the Warrant Exercise Rate in its sole and absolute discretion from time to time. The Warrant Exercise Price is subject to the Company’s right to voluntarily decrease the Warrant Exercise Price in its sole and absolute discretion from time to time.

The right to satisfy the Warrant Exercise Price by delivery of Designated Notes will terminate as of 5:00 p.m., New York City time, on the relevant Notes Exercise Expiration Date. From such time there will be deemed to be no Designated Notes, subject to any Notes Exercise Reinstatement.

Expiration

The Warrants will expire and cease to be exercisable at 5:00 p.m., New York City time, on February 11, 2028 (the “Expiration Date”) unless the Early Expiration Price Condition is met, in which case the Expiration Date will be the Early Expiration Date.

Anti-Dilution Adjustments

The Warrant Exercise Rate is subject to certain adjustments for events including: (i) stock dividends, splits, subdivisions, reclassifications and combinations; (ii) rights issues; (iii) spin-offs; and (iv) shareholder rights plans.

No Registration

The distribution of the Warrants has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), because the issuance of a dividend in the form of a Warrant for no consideration is not a sale or disposition of a security or interest in a security for value pursuant to Section 2(a)(3) of the Securities Act. The Company will file a prospectus supplement, under its existing shelf registration statement, registering the shares of Common Stock underlying the Warrants.

The description of the Warrants contained in a form of prospectus or prospectus supplement relating to the Warrants subsequently filed by the Company pursuant to Rule 424(b) under the Securities Act will be deemed to be incorporated by reference herein.

Item 2. Exhibits.

The following exhibit is filed as part of this registration statement:

No.	Exhibit

4.1	Form of Warrant Agreement (including Form of Warrant) among the Company and Computershare Inc. and Computershare Trust Company, N.A., collectively as warrant agent

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Xerox Holdings Corporation

Date: February 12, 2026	By:	/s/ Flor M. Colón
Flor M. Colón
Secretary